Exhibit 99.1

Intermap Technologies Corporation

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec) Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador Financial and Consumer Services Division (Prince Edward Island)

AND TO:	MNP LLP (“MNP”)

AND TO:	KPMG LLP (“KPMG”)

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Intermap Technologies Corporation (the “Company”) hereby gives notice of the following:

1.	As previously disclosed in the Company’s notice of change of auditor dated May 8, 2025, on May 5, 2025, KPMG LLP (“KPMG”) notified the Company of its decision, of its own initiative, to decline to stand for reappointment as the auditor of the Company in respect of the year ending December 31, 2025.

2.	The decision of KPMG to decline to stand for reappointment as auditor of the Company was not considered or approved by the audit committee or the board of directors of the Company (the “Board”).

3.	There have been no modified opinions in KPMG’s report on any of the financial statements of the Company relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date of KPMG’s decision to decline to stand for reappointment as auditor of the Company.

4.	There have been no “reportable events” (as defined in NI 51-102).

5.	The Company appointed MNP as successor auditor of the Company effective as of June 20, 2025.

6.	The Board considered and approved the appointment of MNP as successor auditor.

DATED: June 20, 2025

INTERMAP TECHNOLOGIES CORPORATION

By:	(s) “Jennifer Bakken”
Name:	Jennifer Bakken
Title:	Chief Financial Officer